UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                             Washington , D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Check One:  Form 10-K  Form 20-F  Form 11-K  [X] Form 10-Q  Form N-SAR

         For Period Ended:  December 31, 2002
                            -----------------
                  Transition Report on Form 10-K
                  Transition Report on Form 20-F
                  Transition Report on Form 11-K
                  Transition Report on Form 10-Q
                  Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          --------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               ---------------------------------

PART 1 - REGISTRANT INFORMATION

Capitol Communities Corporation
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Full Name of Registrant

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Former Name if Applicable

900 North Federal Highway
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Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33432
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
    [X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company is in the process of consolidating its financial accounting department to its new principal place of business located in Boca Raton,

Florida. Due to the consolidation, it would be an undue burden and hardship to file its Report on Form 10-QSB by February 14, 2003.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Elizabeth Brandon-Brown                         (561)          417-7115
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        (Name)                               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                     [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates a gain of $13,587 for the three months ended December 31, 2002, compared to a loss of $2,048,010 for the three months ended December 31, 2001. The increase for the three months ended December 31, 2002 was primarily due to a decrease of $1,588,743 in general and administrative expenses and $238,378 in interest expenses for the three months ended December 31, 2001.



                         Capitol Communities Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date February 14, 2003                  By /s/ Michael G. Todd
     -----------------                     -------------------
                                        Michael G. Todd, Chairman, President and
                                        Chief Executive Officer